Exhibit 99.3

Semantix Tecnologia em Sistema de Informação S.A.

Unaudited interim condensed consolidated financial statements as of June 30, 2022 and for the six-month periods ended June 30, 2022 and 2021

Semantix Tecnologia em

Sistema de Informação Ltda.

Interim condensed consolidated

financial statements at

June 30, 2022

and report on review

Report on review of interim condensed

consolidated financial statements

To the Board of Directors and Shareholders

Semantix Tecnologia em Sistema de Informação Ltda.

Introduction

We have reviewed the accompanying interim condensed consolidated financial position of Semantix Tecnologia em Sistema de Informação Ltda. and its subsidiaries (“Company”) as at June 30, 2022 and the related condensed consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the six-month period then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements referred to above are not prepared, in all material respects, in accordance with IAS 34.

São Paulo, August 31, 2022

PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5	Sérgio Eduardo Zamora Contador CRC 1SP168728/O-4

2

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o

São Paulo, SP, Brasil, 04538-132

T: +55 (11) 4004-8000, www.pwc.com.br

Semantix Tecnologia em Sistema de Informação S.A.

Unaudited Interim Condensed Consolidated Statement of Financial Position

As of June 30, 2022 and December 31, 2021

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	5	48,881	52,149
Trade receivables and other, net	6	50,381	36,525
Tax receivables		6,033	4,993
Prepaid expenses and other assets	7	29,928	18,019

Total current assets		135,223	111,686

Non-current assets
Property and equipment, net		3,485	3,555
Right of use asset		2,451	2,976
Intangible assets, net	9	82,723	74,628
Deferred tax asset	8	14,790	11,698
Derivatives financial instruments	20	1,603	1,308
Prepaid expenses and other assets	7	588	584

Total non-current assets		105,640	94,749

Total assets		240,863	206,435

LIABILITIES
Current liabilities
Loans and borrowings	10	115,439	44,060
Trade and other payables	6	93,595	78,389
Lease liabilities		1,145	1,094
Other liabilities	11	11,404	14,628
Taxes payable		4,942	3,859

Total current liabilities		226,525	142,030

Non-current liabilities
Loans and borrowings	10	135,125	102,534
Lease liabilities		1,664	2,250
Derivatives financial instruments	20	5,776	—
Other liabilities	11	17,255	16,487
Deferred income tax	8	6,438	7,029

Total non-current liabilities		166,258	128,300

Total liabilities		392,783	270,330

Net assets		(151,920)	(63,895)

EQUITY
Share capital	12	55,818	55,818
Capital reserves		18,567	15,999
Other comprehensive income		(5,317)	(1,022)
Accumulated loss		(226,664)	(140,477)

		(157,596)	(69,682)
Non-controlling interests	13	5,676	5,787

Total equity		(151,920)	(63,895)

The above unaudited interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

Semantix Tecnologia em Sistema de Informação S.A.

Unaudited Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the six-month periods ended June 30,

(In thousands of Brazilian reais, except loss per share)

	Notes	2022	2021 (restated)
Revenues	14	85,542	95,110
Cost of sales	15	(57,793)	(56,475)

Gross profit		27,749	38,635
Operating expenses
Sales and marketing expenses	15	(24,830)	(15,720)
General and administrative expenses	15	(58,327)	(23,217)
Research and development	15	(20,565)	(12,639)
Other expenses	15	(1,171)	(8,209)

Operating loss		(77,144)	(21,150)

Financial income	16	6,630	2,441
Financial expenses	16	(19,208)	(8,927)

Net financial results		(12,578)	(6,486)

Loss before income tax		(89,722)	(27,636)
Income tax	8	3,572	4,562

Loss for the period		(86,150)	(23,074)

Net loss attributed to:
Controlling interests		(86,187)	(23,217)
Non-controlling interests	13	37	143

		(86,150)	(23,074)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences		(400)	1,603
Gain (Loss) - Hedge activities		(3,895)	—

Other comprehensive income (loss) for the period		(4,295)	1,603

Total comprehensive loss for the period		(90,445)	(21,471)

Comprehensive loss attributed to:
Controlling interests		(90,482)	(21,614)
Non-controlling interests	13	37	143

		(90,445)	(21,471)

Loss per share:
Basic and diluted losses per share (R$) (restated for June 30, 2021, see note 4)	18	(52.43)	(14.14)

The above unaudited interim condensed consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Semantix Tecnologia em Sistema de Informação S.A.

Unaudited Interim Condensed Consolidated Statement of Changes in Equity

For the six-month periods ended June 30, 2022 and 2021

(In thousands of Brazilian reais, unless otherwise stated)

			Attributable to the owners of the Group
				Other comprehensive income
		Share capital	Capital reserves	Gain (Loss) - Hedge activities	Foreign exchange variation of investees located abroad	Accumulated loss	Total	Non-controlling interest	Total Equity
Balance as of December 31, 2020		55,818	1,800	—	896	(81,832)	(23,318)	7,029	(16,289)

Profit (Loss) for the period (restated)						(23,217)	(23,217)	143	(23,074)
Foreign currency translation differences					1,603	—	1,603		1,603

Total comprehensive income (loss) for the period		—	—	—	1,603	(23,217)	(21,614)	143	(21,471)
Transactions with owners of the Group:
Transaction with non-controlling interest- Tradimus						3,888	3,888	6,146	10,034
Share-based payment	19		2,305				2,305		2,305
Transaction with non-controlling interest- LinkAPI						8,248	8,248	(7,202)	1,046

Balance as of June 30, 2021 - restated		55,818	4,105	—	2,499	(92,913)	(30,491)	6,116	(24,375)

Balance as of December 31, 2021		55,818	15,999	—	(1,022)	(140,477)	(69,682)	5,787	(63,895)

Profit (Loss) for the period						(86,187)	(86,187)	37	(86,150)
Foreign currency translation differences					(400)		(400)		(400)
Hedging gains and losses and costs of hedging of loans and borrowings				(3,895)			(3,895)		(3,895)

Total comprehensive income (loss) for the period		—	—	(3,895)	(400)	(86,187)	(90,482)	37	(90,445)
Transactions with owners of the Group:
Share-based payment	19		2,292				2,292		2,292
Transaction with non-controlling interest- Tradimus							—	(148)	(148)
Exercise of stock option	19		276				276		276

Balance as of June 30, 2022		55,818	18,567	(3,895)	(1,422)	(226,664)	(157,596)	5,676	(151,920)

The above unaudited interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Semantix Tecnologia em Sistema de Informação S.A.

Unaudited Interim Condensed Consolidated Statement of Cash Flows

For the six-month periods ended June 30,

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	2022	2021 restated
Cash flows from operating activities
Loss for the period		(86,150)	(23,074)
Adjustments for:
Depreciation and amortization	15	7,471	2,925
Deferred income tax	8	(3,683)	(4,477)
Onerous contract provision	15	(477)	7,746
Fair value adjustment of derivatives financial instruments	16	1,586	2,648
Share based payment	19	2,292	2,305
Loss allowance	15	484	8,630
Provision for contingencies	11	774	4,428
Interest expense	16	14,979	2,189
Write-off of creditor invoice	15	(4,301)	—

Adjusted profit (loss) for the period		(67,025)	3,320
Change in operating assets and liabilities
Trade receivables		(14,340)	(37,944)
Recoverable taxes		(1,040)	(1,294)
Prepaid expenses and other assets		(11,913)	(6,416)
Account payables and accrued expenses		19,507	12,279
Taxes payable		1,083	(1,081)
Other liabilities		(2,753)	377

Cash used in operations		(76,481)	(30,759)
Interest paid		(11,815)	(518)

Net cash outflow from operating activities		(88,296)	(31,277)

Cash flows from investment activities
Purchase and development of intangible assets	9	(14,652)	(8,867)
Acquisitions of property and equipment		(319)	(281)

Net cash outflow from investment activities		(14,971)	(9,148)

Cash flows from financing activities
Proceeds from exercise of stock options	19	276	—
Loans obtained	10	122,016	105,196
Proceeds from non-controlling interest		(148)	5,016
Payments of acquisition of subsidiaries		—	(3,767)
Payment of loans and financing	10	(21,210)	(2,069)
Principal elements of lease payments		(535)	(931)

Net cash inflow from financing activities		100,399	103,445

Increase/(decrease) in cash and cash equivalents		(2,868)	63,020

Cash and cash equivalents at the beginning of the period	5	52,149	25,936
Cash and cash equivalents at the end of the period	5	48,881	90,559
Exchange rate effect		(400)	1,603

Increase/(decrease) in cash and cash equivalents		(2,868)	63,020

Supplementary non-cash information
Other receivables related to the sale of non-controlling interest		—	5,016

The above unaudited interim condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Semantix Tecnologia em Sistema de Informação S.A.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the six-month period ended June 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Note 1. General Information

Semantix Tecnologia em Sistema de Informação S.A. (“Company” or “Semantix”) is a privately held corporation, based in São Paulo - SP, which began operations in 2007. The Company and its subsidiaries (jointly, “the Group”) are engaged in the provision of big data, data analytics and artificial intelligence, developing disruptive solutions and platforms as a one-stop-shop for data driven solutions. The Group provides software as a service (“SaaS”) and platform as a service (“PaaS”) as its core business, with a focus on providing complete solutions in data integration, data engineering, analytics, data sharing and governance, and artificial intelligence and machine learning tools to assist with automation.

The issuance of the unaudited interim condensed consolidated financial statements was authorized by the Board of Directors on August 31, 2022.

Note 2. Basis of preparation and accounting

a)	Basis for preparation of the unaudited interim condensed consolidated financial statement

The unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2022 have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in an annual consolidated financial statements. Accordingly, this report is to be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2021. Additionally, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the hedge accounting (see note 3) and the adoption of new and amended standards as set out below.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“BRL”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousands, except when otherwise indicated.

b)	New standards, interpretations, and amendments adopted by the Group

Certain new accounting standards and interpretations have been published that are not mandatory for the June 30, 2022 reporting periods and have not been early adopted by the Group. The Group is still in the process of analyzing the complete impact of such new standards for future periods.

c)	Critical estimates and accounting judgments

Management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

Semantix Tecnologia em Sistema de Informação S.A.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the six-month period ended June 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

In preparing these unaudited interim condensed consolidated financial statements, the significant judgments and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set at the consolidated financial statements as of and for the year ended December 31, 2021 and no retrospective adjustments were made.

Note 3. Significant new accounting policies adopted by the Group

Derivatives and hedging activities

The Group designated certain loan contracts as hedging instruments, which included derivatives to cover foreign currency risk, as cash flow hedges.

Cash Flow Hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading valuation of the effective portion of derivative financial instruments. The gain or loss relating to the ineffective portion is recognized immediately in the fair value of derivative financial instrument line item within the consolidated statement of profit or loss.

The Group designates certain non-derivative financial liabilities, such as foreign currency borrowings, as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the Group applies cash flow hedge accounting to such relationships. Remeasurement gain/loss on such non-derivative financial liabilities is recorded in the Group’s hedging reserve as a component of equity and reclassified to the consolidated statement of profit or loss as revenue in the period corresponding to the occurrence of the forecasted transactions.

Upon initial designation of a hedging instrument, the Group formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to consolidated statement of profit or loss in the periods when the hedged item is recognized in the consolidated statement of profit or loss, in the same line of the consolidated income statement as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur.

a) Hedge ineffectiveness

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, the Group uses the dollar offset method. The dollar offset method is a quantitative method that consists of comparing the change in fair value or cash flows of the hedging instrument with the change in fair value or cash flows of the hedged item attributable to the hedged risk.

Semantix Tecnologia em Sistema de Informação S.A.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the six-month period ended June 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Note 4. Restatement of previous financial statements

LinkAPI Transactions

In connection with the preparation of the Group’s financial statements as of December 31, 2021, the Company determined it should restate its previously reported financial statements as of and for the six-month period ended June 30, 2021. Previously the Group did not consider accounting for two transactions that were incurred in the six-month period ended June 30, 2021, as follows: (a) the Group committed to make a payment on January 31, 2022 in the amount of R$3,000 for the acquisition of a data integration platform from LinkAPI’s sellers upon delivery to Semantix. In June 2021, this data integration platform was delivered to Semantix. As such, an intangible asset and liability should have been recorded; and (b) as part of the LinkAPI acquisition, the Group committed to make a payment on January 31, 2022 in the amount of R$4,858, to LinkAPI’s sellers if they remained with the Group and certain LinkAPI financial performance metrics were met to incentivize retention and performance of LinkAPI’s sellers.

Accordingly, effective with this filing, the Group presents: (a) adjustments to record the data integration platform within Intangible assets, net and the liability for the future payment of R$3,000 to LinkAPI’s sellers within Other liabilities, and (b) the retention and performance bonuses for key personnel of LinkAPI in General and Administrative Expenses.

The impact of the restatement on the Group’s financial statements as of and for the six-month period ended June 30, 2021 is reflected in the following table:

Statement of Financial Position as of June 30, 2021	As previously reported	Adjustments	As restated
Intangible assets, net	66,375	3,000	69,375
Trade and other payables	51,710	2,429	54,139
Other liabilities	66,142	3,000	69,142
Accumulated loss	(89,310)	(2,429)	(91,739)

Statement of Profit or Loss for the six-month period ended June 30, 2021	As previously reported	Adjustments	As restated
General and administrative expenses	20,788	2,429	23,217
Basic and diluted losses per share (R$)	(12.66)	(1.48)	(14.14)

Non-controlling Interest - Tradimus

In connection with the preparation of the Group’s financial statements as of December 31, 2021, the Company determined it had inappropriately calculated the non-controlling interest related to its Tradimus investment and should restate its previously reported financial statements as of June 30, 2021 in the amount of R$1,174.

Accordingly, effective with this filing, the Group adjusted Accumulated Loss and Non-controlling Interest, resulting in an adjustment to the Statement of Financial Position and the Statement of Changes in Equity.

Semantix Tecnologia em Sistema de Informação S.A.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the six-month period ended June 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

The impact of the restatement on the Group’s financial statements as of and for the six-month period ended June 30, 2021 is reflected in the following table:

Statement of Financial Position as of June 30, 2021	As previously reported	Adjustments	As restated
Non-controlling interests	4,942	1,174	6,116
Accumulated loss	(89,310)	(1,174)	(90,484)

	As previously reported		Adjustments		As restated
Statement of Profit or Loss for the six-month period ended June 30, 2021	Accumulated Loss	Non- controlling interest	Accumulated Loss	Non- controlling interest	Accumulated Loss	Non- controlling interest
Transaction with non-controlling interest - Tradimus	5,062	4,972	(1,174)	1,174	3,888	6,146

Note 5. Cash and cash equivalents

	June 30, 2022	December 31, 2021
Cash and bank accounts	5,116	16,349
Short-term investments	43,765	35,800

	48,881	52,149

The Group’s investments are concentrated in automatic applications offered by Itaú (auto plus application) and Bradesco (Invest Fácil) banks and the remunerations follow the CDI (Interbank Deposit Certificates) rate of Brazil fixed at the time of application. The rates that paid for financial investments as of June 30, 2022 and December 31, 2021 were approximately 5.40% and 4.42% p.a., respectively.

Financial investments have immediate convertibility characteristics in a known amount of cash and are not subject to risk of significant change in value, being recorded by the increased cost values of income earned up to the statement of financial position dates, which do not exceed their market or realization value.

Note 6. Trade receivables and payables

a)	Trade and other receivables

Trade receivables and other, net are as follows:

	June 30, 2022	December 31, 2021
Trade receivables	47,384	31,651
Contract assets (a)	12,835	15,102
Loss allowance (b)	(9,838)	(10,228)

	50,381	36,525

(a)	Amounts to be received for unbilled work during the six-month period ended June 30, 2022.
(b)

The loss allowance was calculated based on the provision matrix calculated by the Group and relates to one historical loss experienced on its trade receivables in accordance with IFRS 9. The Group further added qualitative management overlays to arrive at management’s best estimate.

Semantix Tecnologia em Sistema de Informação S.A.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the six-month period ended June 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

The movement for the loss allowance balance is as follows:

Opening balance as of January 1, 2022	(10,228)
Additions, net	(484)
Foreign exchange rate	585
Write-off	289

Closing balance as of June 30, 2022	(10,127)

The trade receivables by aging are distributed as follows:

	June 30, 2022	December 31, 2021
Current	32,289	13,561
Overdue between:
From 1 to 30 days	863	1,841
From 31 to 60 days	151	1,635
More than 61 days	14,081	14,614

	47,384	31,651

b)	Trade and other payables

Trade and other payables are as follows:

	June 30, 2022	December 31, 2021
Suppliers	68,669	53,951
Labor and social obligations	24,909	24,438
Other accounts payables	17	—

	93,595	78,389

Current	93,595	78,389

Note 7. Prepaid expenses and other assets

Prepaid expenses and other assets are as follows:

	June 30, 2022	December 31, 2021
Costs incurred for the issuance of shares (i)	14,730	5,159
Other receivables (ii)	11,719	11,166
Advances payment	3,222	515
Others	845	1,763

	30,516	18,603

Current	29,928	18,019
Non-current	588	584

(i)	Refers mainly to legal and accounting advisory.
(ii)	Mainly related to Tradimus transaction.

Semantix Tecnologia em Sistema de Informação S.A.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the six-month period ended June 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Note 8. Income tax

a)	Income tax expense

	June 30, 2022	June 30, 2021
Current tax
Current tax on profits for the period	(111)	149

	(111)	149

Deferred tax
Increase in deferred tax	3,683	4,413

	3,683	4,413

Income tax expenses	3,572	4,562

Current tax expense

Corporate income tax and social contribution on net income were calculated in accordance with applicable law. The Group has operations in countries with different tax regimes.

The corporate income tax (“IRPJ”) was calculated at the basic rate of 15% on taxable income plus the additional 10%, according to specific legislation, and the social contribution on profit (“CSLL”) was calculated at the rate of 9% on taxable income. The tax on profit, before tax, differs from the theoretical value that would be obtained with the use of the weighted average tax rate, applicable to the profits of Brazilian companies.

Deferred tax assets

	Balance as of January 1, 2022	Recognized in profit or loss	Balance as of June 30, 2022
Bonus provision	4,032	421	4,453
Contingency	5,899	797	6,696
Right of use asset	178	229	407
Share-based payment	—	779	779
Hedge accounting	—	315	315
Impairment of inventory	857	—	857
Impairment of trade receivables	732	67	799
Effect of changes in foreign exchange rates	—	484	484

Deferred tax assets	11,698	3,092	14,790

Deferred tax liabilities

	Balance as of January 1, 2022	Recognized in profit or loss	Balance as of June 30, 2022
Effect of changes in foreign exchange rates	(600)	591	(9)
Acquisition of subsidiaries	(6,429)	—	(6,429)

Deferred tax liabilities	(7,029)	591	(6,438)

Semantix Tecnologia em Sistema de Informação S.A.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the six-month period ended June 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Note 9. Intangible assets, net

The following table reconciles the movements in intangible assets during the reporting periods:

	Goodwill	Software	Brands	Contract with customers	Development costs	Total
At December 31, 2021	24,854	5,843	8,633	6,924	28,374	74,628
Acquisitions					14,652	14,652
Amortization		(569)	(150)	(370)	(5,468)	(6,557)

At June 30, 2022	24,854	5,274	8,483	6,554	37,558	82,723

There were no events or changes in circumstances that indicate that the carrying amount of intangible assets with finite useful life may not be recoverable and therefore no impairment charges were recorded for the six-month periods ended June 30, 2022 and 2021.

Note 10. Loans and borrowings

Loans and financing operations are summarized as follows:

Liabilities	Interest rate	Currency	Maturity	June 30, 2022	December 31, 2021
Banco Daycoval S.A.	12.01% per annum	Brazil	2024	6,884	8,188
Itaú Unibanco S.A.	10.34% per annum	Brazil	2024	6,850	8,131
Banco Bradesco S.A.	8.44% per annum	Brazil	2025	8,894	10,098
Banco Bradesco S.A.	CDI + 4.10% per annum	Brazil	2026	9,576	10,060
Banco do Brasil S.A.	CDI + 5.20% per annum	Brazil	2025	13,801	15,103
Citibank, N.A.	CDI + 4.53% per annum	USD	2025	18,305	21,096
Itaú Unibanco S.A. – Nassau Branch	12.28% per annum	EUR	2025	17,813	19,167
Banco BMG S.A.	CDI + 6.32% per annum	Brazil	2023	6,229	9,344
Banco BTG Pactual S.A.	CDI + 5.15% per annum	Brazil	2024	24,040	30,049
Itaú Unibanco S.A.	12.15% per annum	Brazil	2025	279	353
Banco do Brasil S.A.	CDI + 5.30% per annum	Brazil	2025	14,982	15,005
Banco Santander S.A.	CDI + 5.98% per annum	Brazil	2024	30,000	—
Citibank, N.A.	3.62% per annum	USD	2025	10,492	—
Itaú Unibanco S.A. – Nassau Branch	3.05% per annum	USD	2026	10,413	—
Banco Bradesco S.A.	14.77% per annum	Brazil	2026	29,584	—
Itaú Unibanco S.A. – Nassau Branch	3.66% per annum	USD	2022	42,422	—

Total				250,564	146,594

Current				115,439	44,060
Non-current				135,125	102,534

Semantix Tecnologia em Sistema de Informação S.A.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the six-month period ended June 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

The following table shows the changes in loans and borrowings during the period:

Opening balance as of January 1, 2022	146,594

Funds from borrowings	122,016
Payment of borrowings	(21,210)
Interest paid	(11,667)
Accrued interest	14,831

Closing balance as of June 30, 2022	250,564

On January 14, 2022, the Group entered into a loan agreement with Banco Santander (Brasil) S.A. in the amount of R$30.0 million, with interest accruing at a rate per annum equal to CDI plus 5.98% and maturing on December 30, 2024. This loan is secured by a standby letter of credit issued by Banco Santander (Brasil) S.A., as well as receivables from trade bills and financial investments.

On January 31, 2022, the Group entered into a loan agreement with Citibank, N.A. in the amount of US$2.1 million, with interest accruing at a rate per annum equal to 3.62% and maturing on December 30, 2025. A swap was contracted to hedge against foreign exchange rate, converting the financial charges of the loan (3.62% per annum) into an effective annual rate of CDI plus 5.16%. This loan is secured by a standby letter of credit issued by Banco Citibank S.A., as well as receivables from financial investments. In addition, this loan is guaranteed by Semantix Participações.

On March 4, 2022, the Group entered into a loan agreement with Banco Bradesco (Brasil) SA in the amount of R$30.0 million, with interest accrued at an annual rate equal to 14.77% per annum, maturing on March 4, 2026. The loan is guaranteed by receivables from trade notes and financial investments.

On March 7, 2022, the Group entered into a loan agreement with Itaú Unibanco S.A. – Nassau Branch, in the amount of US$2.0 million (R$10.0 million), with interest accruing at a rate per annum equal to 3.05% and maturing on February 18, 2026. The Group contracted a swap to hedge against foreign exchange rate, converting the financial charges of the loan (3.05% per annum) into an effective annual rate of 16.35%. This loan is secured by a standby letter of credit issued by Itaú Unibanco S.A., as well as receivables from financial investments and derivative financial instruments.

On May 19, 2022, the Group entered into a loan agreement with Itaú Unibanco S.A. – Nassau Branch, in the amount of US$8.1 million (R$40.0 million), with interest accruing at a rate per annum equal to 3.66% and maturing on November 21, 2022. The Group contracted a swap to hedge against foreign exchange rate, converting the financial charges of the loan (3.66% per annum) into an effective annual rate of 19.71%. This loan is secured by a standby letter of credit issued by Itaú Unibanco S.A., as well as receivables from financial investments and derivative financial instruments.

Certain loans and borrowings are subject to financial covenants, which have certain performance conditions. Details of the compliance of the Group’s financial covenants are set out in note 20.

Semantix Tecnologia em Sistema de Informação S.A.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the six-month period ended June 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Note 11. Other liabilities

The breakdown of Other Liabilities is as follows:

	June 30, 2022	December 31, 2021
Accounts payable from acquisition of subsidiaries	2,314	4,959
Contingent liabilities (i)	16,995	16,221
Onerous contracts (ii)	7,295	7,772
Others	2,055	2,163

	28,659	31,115

Current	11,404	14,628
Non-current	17,255	16,487

(i)

The Group has contingent liabilities related to social security issues resulting from the normal course of the business. The recognized provision reflects the Management’s best estimate of the most likely outcome. The Group understands that the provision recognized is enough to cover the probable losses and Management evaluates and updates the amount on a periodic basis, as needed. There is no contingency classified as possible by the Group. The change in the contingent liabilities is related to increase in R$774, no other change to the provision or consumption in the six-month period ended on June 30, 2022.

(ii)

The Group recorded an onerous contract in the amount of USD 1.4 million in May 2021, corresponding to R$7,295 as of June 30, 2022, with a third party from an unavoidable cost to acquire licenses which will be due in 2022. The provision is measured by the lowest cost to settle the liability. There was no other change to the provision or consumption in the six-month period ended on June 30, 2022.

Note 12. Equity

a)	Subscribed and paid-up share capital

As of June 30, 2022 and December 31, 2021, the share capital amounts to R$55,818 and is composed as follows:

			June 30, 2022
Shareholders	(%) participation	Common shares	Preferred shares
Individuals	50.49%	843,200	8,738
Crescera Growth Capital Master Fundo de Investimento em Participações	33.00%	556,900	—
FIP Inovabra	14.36%	242,400	—
Treasury shares	2.15%	—	36,262

	100.00%	1,642,500	45,000

			December 31, 2021
Shareholders	(%) participation	Common shares	Preferred shares
Individuals	50.39%	843,200	7,113
Crescera Growth Capital Master Fundo de Investimento em Participações	33.00%	556,900	—
FIP Inovabra	14.36%	242,400	—
Treasury shares	2.25%	—	37,887

	100.00%	1,642,500	45,000

Semantix Tecnologia em Sistema de Informação S.A.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the six-month period ended June 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

(i)	Common shares

The common shares do not have a par value and are entitled to one vote per share in the Company’s deliberations.

(ii)	Preferred shares

Class A and B preferred shares issued by the Group, with no par value, have the following characteristics: (a) no voting rights; (b) priority in capital repayment in case of bankruptcy; and (c) right of conversion into common shares, with the same rights, advantages, priorities and preferences granted to the holders of the common shares.

b)	Capital reserves

The Group operates equity-settled share-based compensation plans that are designed to provide long-term incentives for selected directors and employees to deliver long-term shareholder returns. Refer to note 19 for more details.

c)	Other comprehensive income

Other comprehensive income is comprised of changes in the fair value of financial derivatives assets and financial derivatives liabilities at fair value through other comprehensive income, while this financial derivatives are not realized. Also includes gains (losses) on foreign exchange variation of investees located abroad.

Note 13. Non-controlling shareholders

The interest attributable to non-controlling shareholders (“NCI”) was calculated based on the percentage of 50% on the total shareholders’ equity of Tradimus.

Set out below is summarized financial information for NCI that are material to the Group:

	Tradimus

Summarized statement of financial position	June 30, 2022	December 31, 2021
Current assets	9,382	4,529
Current liabilities	(751)	(464)

Current net assets	8,631	4,065

Non-current assets	5,272	9,987
Non-current liabilities	(2,518)	(2,478)

Non-current net assets	2,754	7,509

Net assets	11,385	11,574

Accumulated NCI	5,693	5,787

	Tradimus

Summarized statement of comprehensive income	June 30, 2022	June 30, 2021
Revenue(1)	1,956	1,150
Loss for the period(1)	(74)	(450)

Profit/(loss) allocated to NCI(1)	37	(31)

(1)

For the six-month period ended June 30, 2021, the NCI includes revenue of R$8,286 and profit for the period of R$356, which results in R$174 in profit allocated to NCI from LinkAPI. The total profit allocated amounted to R$143.

Semantix Tecnologia em Sistema de Informação S.A.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the six-month period ended June 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Note 14. Revenues

a)	Disaggregation of revenue from contracts with customers

The Group revenue derives mostly from the resale of third-party software, proprietary software as a services and AI & data analytics services rendered. Disaggregation of revenue by major product lines are as follows:

	June 30, 2022	June 30, 2021
Third-party software	52,246	63,313
Deductions on third-party software	(4,943)	(3,316)

Revenue from third-party software	47,303	59,997

AI & data analytics services	19,076	19,662
Deductions on AI & data analytics services	(1,250)	(1,366)

Revenue from AI & data analytics services	17,826	18,296

Proprietary software as a service (SaaS)	21,839	17,372
Deductions on proprietary software as a service (SaaS)	(1,429)	(1,026)

Revenue from proprietary software as a service (SaaS)	20,410	16,346

Other revenue	3	511
Deductions on other revenue	—	(40)
Other revenue	3	471

Total revenue	85,542	95,110

b)	Contract assets and deferred revenue related to contracts with customers

The Group has recognized the following contract assets and deferred revenue related to contracts with customers:

	June 30, 2022	December 31, 2021
Current contract assets relating to SaaS	12,835	15,102

Total contract assets	12,835	15,102

Contract liabilities relating to SaaS	1,317	1,291

Total contract liabilities	1,317	1,291

c)	Disaggregation by geographic location

(i)	Revenue by region

	June 30, 2022	June 30, 2021
Brazil	73,859	79,096
Latin America (other than Brazil)	11,660	7,618
United States of America	23	8,396

Total	85,542	95,110

For the six-month period ended June 30, 2022, 35% of the revenue is represented by five of the Group’s major clients (five clients represent 42% of the Group’s revenue for the six-month period ended June 30, 2021).

Semantix Tecnologia em Sistema de Informação S.A.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the six-month period ended June 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

(ii)	Non-current assets by region

From the total of non-current assets other than financial instruments and deferred tax assets, 100% is located in Brazil as of June 30, 2022 (December 31, 2021- 100% at Brazil).

Note 15. Costs and expenses by nature

The operating costs and expenses by nature incurred for the six-month periods ended June 30, 2022 and 2021 are as follows:

	June 30, 2022	June 30, 2021 (restated)
Personnel	66,414	44,799
Transaction expense	31,408	—
IT and hosting expenses	4,661	1,054
Outsourced services	8,351	6,601
Traveling	981	120
Depreciation and amortization	7,471	2,925
Facilities	1,864	2,132
Loss allowance	484	8,630
Cost of third party licenses sold	41,703	40,927
Tax expenses	1,162	363
Onerous contract provision (i)	(477)	7,746
Write-off of creditor invoice (ii)	(4,301)	—
Other	2,965	963

Total	162,686	116,260

(-) Cost of services provided	15,305	14,406
(-) Cost of sales of goods	42,488	42,069
(-) Sales and marketing expenses	24,830	15,720
(-) General and administrative expenses	58,327	23,217
(-) Research and development	20,565	12,639
(-) Other expenses	1,171	8,209

Total	162,686	116,260

(i)	Refer to one onerous contract recognized in May 2021, please refer to note 11 for more details.
(ii)	In 2022, the Group concluded negotiation with one of its suppliers which resulted in the forgiveness of the amount owed of approximately USD 800 thousand, corresponding to R$4,301.

Semantix Tecnologia em Sistema de Informação S.A.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the six-month period ended June 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Note 16. Financial income and expenses

	June 30, 2022	June 30, 2021
Interest income from financial assets	3,243	284
Foreign exchange gains	3,387	2,101
Other financial income	—	56

Total financial revenues	6,630	2,441

Foreign exchange losses	1,103	1,909
Losses from fair value of derivative financial instruments	1,586	2,648
Interest on loans	14,832	2,472
Interest on leases	148	118
Other financial expenses	1,539	1,780

Total financial expenses	19,208	8,927

Financial result	(12,578)	(6,486)

Note 17. Related parties

Balances and transactions between the Group and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

There were no reportable transactions between related parties in the Group and members of the key management personnel and their close family members during the six-month period ended on June 30, 2022 and 2021.

Note 18. Losses per share

Basic losses per share is calculated by dividing profit attributable to the Company shareholders by the weighted average number of common shares available during the period. Diluted losses per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares.

Since the Company reported a loss for the six-month periods ended June 30, 2022 and 2021, the number of shares used to calculate diluted loss per share of common shares attributable to common shareholders is the same as the number of shares used to calculate basic loss per share of common shares attributable to common shareholders for the period presented because the potentially dilutive shares would have been antidilutive if included in the calculation.

The tables below show data of income and shares used in calculating basic and diluted losses per share attributable to the common shareholders of the Company:

	June 30, 2022	June 30, 2021 (restated)
Loss for the period	$(86,187)	$(23,217)

Weighted average number of common outstanding shares	1,644	1,642

Basic and diluted losses per share (R$) (restated for June 30, 2021, see note 4)	(52.43)	(14.14)

Semantix Tecnologia em Sistema de Informação S.A.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the six-month period ended June 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Note 19. Share-based compensation

During the six-month period ended on June 30, 2022, the Group did not make grants of options (for the six-month period ended June 30, 2021, the Group made one grant of options in May 2021 and determined the fair value of the options granted at the date).

The expense related to the share-based payments plan for the six-month period ended June 30, 2022 was R$2,292 (June 30, 2021 - R$2,305) with its corresponding entry to shareholders’ equity.

Set out below the changes in options granted under the plan:

	Number of Options (in thousands)	Weighted average exercise price
At December 31, 2020	15	14.83
Options Granted	7	36.96

At June 30, 2021	22	21.40

At December 31, 2021	25	93.26
Forfeited (i)	(10)	186.92
Exercised (ii)	(5)	54.56

At June 30, 2022	10	25.19

(i)	This represents options held by participants who left the Group and did not exercise the options already vested, and with no future right to exercise.
(ii)

Exercise of vested options by participants in the Stock Option Plan, in accordance with the Plan’s predetermined rules. For the six-month period ended June 30, 2022, the Group received R$276 regarding the exercise of 5,063 options.

As of June 30, 2022, there were 10,000 options granted of which 2,485 options were vested and 7,515 options were unvested (December 31, 2021—24,900 granted options of which 3,850 were vested and 21,050 were unvested).

As of June 30, 2022, there was R$3,584 (December 31, 2021—R$14,289), of remaining unrecognized compensation cost related to unvested stock options to the Group’s employees. This cost will be recognized over an estimated remaining graded period of 3 years. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures.

Semantix Tecnologia em Sistema de Informação S.A.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the six-month period ended June 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Note 20. Financial instruments by categories

a)	Classification of financial instruments

The classification of financial instruments measured at amortized cost is presented in the following table:

	June 30, 2022			December 31, 2021
	Measured at amortized cost			Measured at amortized cost
	Financial Assets	Receivables and other	Financial Liabilities	Financial Assets	Receivables and other	Financial Liabilities
Assets
Financial investments	48,881			52,149
Trade receivables and other, net		50,381			36,525

Liabilities
Suppliers			68,669			53,951
Other liabilities			28,659			31,115
Lease liabilities			2,809			3,344
Loans and borrowings			250,564			146,594

Total	48,881	50,381	350,701	52,149	36,525	235,004

Fair value hierarchy

Financial instruments are classified at fair value through profit or loss, when this classification significantly reduces a possible measurement or recognition inconsistency (sometimes referred to as “accounting mismatch”) that would occur due to the measurement of assets or liabilities or the recognition of their gains and losses on different bases. Gains/losses on financial instruments that are measured at fair value through profit or loss are recognized as financial income or expense in the profit or loss for the period.

This section provides details about the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

Financial assets	June 30, 2022	December 31, 2021
Derivatives financial instruments - Level 2	1,603	1,308

Financial liabilities	June 30, 2022	December 31, 2021
Derivatives financial instruments - Level 2	5,776	—

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statements. As of June 30, 2022 the Group had no transfers between level 1 and level 2. As of June 30, 2022 and December 31, 2021, there were no financial instruments classified as level 1 and level 3.

Derivative financial instruments and hedging activities

During 2021 and 2022, the Group entered into loans denominated in foreign currency and in order to protect against the risk of change in the foreign exchange rates entered into derivative financial instruments (swap and non deliverable forward “NDF”) with Itau and Citibank (see note 10). Therefore, the derivative financial instruments are not speculative. The Group had a derivative financial asset and derivative financial liability of R$1,603 and R$5,776, respectively, as of June 30, 2022.

Semantix Tecnologia em Sistema de Informação S.A.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the six-month period ended June 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

The Group has the following derivative financial instruments in the following line items in the consolidated statement of financial position:

	June 30, 2022	December 31, 2021
Non-current assets
Swaps instruments before hedging	—	1,308
Interest rate swaps - cash flow hedges
Itaú Unibanco S.A. USD	1,603	—

Total non-current derivative financial instrument assets	1,603	1,308

Non-current liabilities
Interest rate swaps - cash flow hedges
Itaú Unibanco S.A. EUR	2,283	—
Itaú Unibanco S.A. USD	481	—
Citibank, N.A. USD	3,012	—

Total non-current derivative financial instrument liabilities	5,776	—

The Group’s hedging reserves relate to the following hedging instruments:

Cost of Hedging reserve
New derivatives initially recognized at fair value	2,326
Change in fair value of hedging instrument recognized in OCI	1,569

Closing balance as of June 30, 2022	3,895

The following amounts were recognized in profit or loss in relation to derivatives:

	June 30, 2022	June 30, 2021
Losses on derivative financial instruments	(1,586)	(2,648)

b)	Financial risk management

The Group’s activities expose it to various financial risks: market risk (including foreign exchange risk), credit risk and liquidity risk. The Group’s global risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Risk management is carried out by the financial board, according to the policies approved by the Board of Directors. The financial board identifies, evaluates and protects the Group against any financial risks. The board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative and non-derivative financial instruments, and investment of excess liquidity.

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2021. Financial risk factors have not changed since the consolidated financial statements for the year ended December 31, 2021.

c)	Capital Management

The policy of the Group is to maintain a strong capital base to secure investor, creditor, and market confidence and also to sustain future development of the business. Management monitors the return on capital, as well as the dividend yield to ordinary shareholders.

Semantix Tecnologia em Sistema de Informação S.A.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the six-month period ended June 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

In addition, the Group objectives to manage capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders, to maintain an optimal capital structure to reduce the cost of capital, and to have resources available for optimistic opportunities.

In order to maintain or adjust the capital structure of the Group, management can make, or propose to the shareholders when their approval is required, adjustments to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets.

The Group monitors capital based on the net cash / net debt.

The Group’s strategy is to keep a positive net cash.

Financial covenants

On June 30, 2022, the amount of contracts under financial covenants is R$107,779 (December 31, 2021—R$78,796). The Company has complied with these contract conditions as of June 30, 2022, see note 10.

Eventual failure of the Company to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations.

Note 21. Subsequent events

(i)	SPAC Closing

On August 3, 2022, Semantix, Inc. (“New Semantix”) and Alpha Capital Acquisition Company (“Alpha”) consummated a business combination (the “Business Combination”), pursuant to which (i) the Company became a wholly owned indirect subsidiary of New Semantix and the Company’s shareholders became shareholders of New Semantix at a pre-determined exchange ratio and (ii) Alpha’s shareholders became shareholders of New Semantix in exchange for the net assets of Alpha, which primarily consisted of cash and marketable securities held in the trust account and certain public and private warrants liabilities. The Business Combination was approved at an extraordinary general meeting of Alpha’s shareholders on August 2, 2022.

As a result of the Business Combination, additional cash of R$667.9 million (USD 127.5 million, before payment of Semantix transaction-related expenses) became available to the Group to further service its current debt obligations and expand its business operations.

On August 4, 2022, New Semantix’s ordinary shares and warrants commenced trading on the Nasdaq Global Market under the ticker symbols “STIX” and “STIXW”, respectively.

(ii)	Acquisition of Zetta Health Analytics (“Zetta”)

On August 31, 2022, the Group entered into a share purchase agreement with Zetta’s shareholders to acquire 100% of the shares issued by Zetta for R$67.5 million, of which (i) R$25.0 million was paid on August 31, 2022 (concurrently with the execution of the share purchase agreement), (ii) R$22.5 million will be paid on January 18, 2023, (iii) R$5.0 million to be held in escrow to cover potential indemnification obligations owed to the Group, with any residual amounts outstanding after expiration of the applicable statute of limitations (i.e., five years) to be released to sellers, and (iv) R$15.0 million will be paid in two equal installments on December 1, 2023 and April 1, 2025, subject to the achievement of certain operational and financial milestones.

Founded in March 2019, Zetta offers a robust variety of SaaS data solutions to enhance data-driven decision-making by healthcare organizations, leveraging client insights to improve care and costs and deepen epidemiological analysis.

Semantix expects that the acquisition of Zetta will strengthen the Semantix Data Platform (“SDP”) through the addition of a new business vertical to better serve the data needs of clients in the healthcare sector.